[Letterhead of Eversheds Sutherland (US) LLP]
May 7, 2019
VIA EDGAR
Jay Williamson, Esq.
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Priority Income Fund, Inc. - Preliminary Proxy Statement

Dear Mr. Williamson:
On behalf of Priority Income Fund, Inc. (the “Fund”) set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on May 2 and May 6, 2019 regarding the Fund’s Preliminary Proxy Statement on Schedule 14A filed on April 26, 2019 (File No. 811-22725) (the “Proxy Statement”). References to the “Act” below refer to the Investment Company Act of 1940, as amended (the “1940 Act”).

1.
Please respond to our comments in writing and file your responses as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by the response, please provide us with draft disclosure with the letter. Please allow us sufficient time to review the response prior to filing the definitive proxy.

Response: The Fund acknowledges the Staff’s comment.

2.
On the proxy statement cover page, please revise the sentence “if you give no instructions on the proxy card, the shares covered on the proxy card will be voted for the approval” for clarity in this respect - only a properly executed and returned proxy may be voted in favor of the new advisory agreement absent voting instructions.

Response: The Fund will revise the disclosure accordingly.

3.	(Page 3) Given the nature of the proposal, briefly explain to us why the Fund is bearing the expenses associated with the solicitation of proxies and tell us how much you estimate the expense will be.

Response: The Fund advises the Staff that the expenses related to the Special Meeting are an appropriate Fund expense. The requirement to hold the meeting and obtain shareholder approval is imposed by the 1940 Act; it is not imposed by the Adviser. Moreover, the need for the meeting has not arisen because of any effort by the Adviser to advantage itself financially or indeed by any other affirmative action by the Adviser. Rather, it is caused by the unanticipated passing of a person who could have been deemed to control the Adviser. Under these circumstances, the Fund does not believe that there is a compelling policy reason for the Adviser to bear what is effectively a 1940 Act compliance expense of the Fund. The Fund anticipates that it will incur approximately $95,000 of expenses related to the solicitation of proxies for the Special Meeting, including the cost of preparing, printing and mailing the Proxy Statement, the accompanying Notice of Special Meeting of Stockholders and the proxy card.

The Fund understands and acknowledges that the Staff disagrees with this conclusion and has advised the Fund that the Staff believes that the expenses of the Special Meeting should be paid for by the Adviser, given that the need for a Special Meeting arises because of the internal structuring of the Adviser. The Fund respectfully disagrees with the Staff’s conclusion and continues to believe that a 1940 Act compliance expense is an appropriate expense for the Fund to bear.

4.
(Page 7) We note your statement that all or part of the base management fee may be deferred without interest and taken in another quarter as determined by the Adviser. With regard to this disclosure, please:

a. Confirm that this provision is currently included in your existing agreement;

Response: The Fund confirms that this provision is included in Section 3(a) of the Original Advisory Agreement.

b. Confirm whether the fee deferral increases the amount payable to the Adviser (for example, does it increase the total assets used to compute the base management fee); and

Response: A deferred management fee would increase total assets and therefore increase the total management fee for the current quarter.

c. Confirm that the Fund will accrue the full management fee payable as a liability and that the impact of the full management fee will be reflected in the Fund's NAV.

Response: The Fund confirms that to the extent any portion of the management fee payable to the Adviser is deferred, the amount of deferred management fees will be accounted for as a liability on the Fund’s statement of assets and liabilities and that the full management fee will be reflected in the Fund’s NAV.

5.
(Page 8) Please update your indemnification disclosure to address Section 17(i) of the Investment Company Act. In responding, confirm that your original, interim and new advisory agreements all contain language consistent with this section.

Response: The Fund will revise the disclosure accordingly. The Fund confirms that the original, interim and new advisory agreements all contain language consistent with Section 17(i). See pages A-4-5 of the Proxy Statement and Section 8 of the Form of Investment Advisory Agreement contained therein for reference.

* * * * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472.

Sincerely,

/s/Cynthia R. Beyea
Cynthia R. Beyea

cc:    M. Grier Eliasek, Prospect Capital Management L.P.
Stanton Eigenbrodt, Stratera Holdings, LLC